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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

PanAmSat Corporation
(Name of Subject Company (issuer))

PanAmSat Corporation
The DIRECTV Group, Inc.
Hughes Communications Galaxy, Inc.
Hughes Communications Satellite Services, Inc.
Hughes Communications, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share
(including associated rights)
(Title of Class of Securities)

697933-10-9
(CUSIP Number of Class of Securities)

James W. Cuminale, Esq. Executive Vice President, Corporate Development, General Counsel and Secretary PanAmSat Corporation 20 Westport Road Wilton, Connecticut 06897 (203) 210-8000	Larry D. Hunter, Esq. Executive Vice President, General Counsel and Secretary The DIRECTV Group, Inc. 2250 East Imperial Highway El Segundo, California 90245 (310) 964-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
David M. Wilf, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Michael E. Lubowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

This statement is filed in connection with (check the appropriate box):

  a.
  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the "Act").

  b.
  ☐   The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐   A tender offer.

  d.
  ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF REGISTRATION FEE CHART

Transaction Valuation	Amount of Filing Fee

$3,545,046,020	$449,157.33

☒
Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$449,157.33	Filing Party:	PanAmSat Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	May 24, 2004

TABLE OF CONTENTS

INTRODUCTION		1
ITEM 15.	Additional Information	2

INTRODUCTION

        This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Amendment") is being filed with the Securities and Exchange Commission (the "SEC") by PanAmSat Corporation, a Delaware corporation ("PanAmSat" or the "Company"), the issuer of the common stock, par value $0.01 per share (the "Common Stock"), which is subject to a Rule 13e-3 transaction, The DIRECTV Group, Inc., a Delaware corporation ("The DIRECTV Group"), Hughes Communications Galaxy, Inc., a California corporation ("HCG"), Hughes Communications Satellite Services, Inc., a California corporation ("HCSS"), and Hughes Communications, Inc., a California corporation ("HCI" and, together with PanAmSat, The DIRECTV Group, HCG and HCSS, the "Filing Persons").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the 13E-3 transaction. Except as set forth in this Final Amendment, all information in Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, filed with the SEC on August 12, 2004, remains unchanged.

ITEM 15. Additional Information.

Regulation M-A
Item 1011

  (b)
  Item 15 is hereby amended and supplemented by adding the following thereto:

            Pursuant to the Transaction Agreement, dated as of April 20, 2004 (the "Transaction Agreement"), by and among Constellation, LLC, PanAmSat, The DIRECTV Group and PAS Merger Sub, Inc., a Delaware Corporation ("PAS Merger Sub"), on August 18, 2004, PAS Merger Sub merged with and into PanAmSat (the "Merger"), with PanAmSat continuing as the surviving corporation. In the Merger, each outstanding share of Common Stock (other than shares of Common Stock beneficially owned by The DIRECTV Group, certain equity interests held by certain members of PanAmSat's management who have agreed not to have certain of their equity interests cashed out in the Merger and shares of Common Stock held by stockholders who validly perfected their appraisal rights under Delaware law) was converted into the right to receive $23.50 in cash, without interest, less any applicable withholding taxes. In connection with the Merger, PanAmSat's shares were delisted from the NASDAQ and are no longer publicly traded.

            On August 20, 2004, also pursuant to the Transaction Agreement, The DIRECTV Group completed the sale of its entire equity interest in PanAmSat. PanAmSat repurchased 95,724,727.6562 shares of Common Stock beneficially owned by The DIRECTV Group for approximately $21.84 in cash per share. The remaining 25,087,447.3438 shares of Common Stock beneficially owned by The DIRECTV Group were then purchased by affiliates of Kohlberg Kravis Roberts & Co., The Carlyle Group and Providence Equity Partners Inc. for approximately $21.84 in cash per share. The total purchase price paid to The DIRECTV Group for its equity interest in PanAmSat was approximately $2.6 billion in cash.

2

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2004
PANAMSAT CORPORATION
	By:	/s/ MICHAEL J. INGLESE Name: Michael J. Inglese Title: Executive Vice President and Chief Financial Officer
THE DIRECTV GROUP, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Executive Vice President, General Counsel and Secretary
HUGHES COMMUNICATIONS, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel
HUGHES COMMUNICATIONS GALAXY, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel
HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
	By:	/s/ LARRY D. HUNTER Name: Larry D. Hunter Title: Senior Vice President and General Counsel

3

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TABLE OF CONTENTS
INTRODUCTION
  ITEM 15. Additional Information.